eLong to be Added to the NASDAQ Global Select Market

BEIJING, January 2, 2014 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, announced that, effective January 2, 2014, listing of the company’s American depositary shares will be transferred to the NASDAQ Global Select Market.

NASDAQ-listed companies are classified in three listing tiers: NASDAQ Global Select Market, NASDAQ Global Market and NASDAQ Capital Market. The NASDAQ Global Select Market is the highest of the three tiers. Prior to transfer to the NASDAQ Global Select Market, eLong shares traded on the NASDAQ Global Market.

“We are delighted that NASDAQ recognized our high quality business and governance standards by selecting eLong for inclusion in its top tier market,” said Guangfu Cui, eLong’s Chief Executive Officer.

American depositary shares of the company will continue to trade under the ticker symbol LONG.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online hotel reservations in China offering consumers a leading hotel network of approximately 240,000 bookable domestic and international properties in 200 countries worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient mobile (iPhone, iPad, Android, and Windows Phone) applications, websites and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong provides 24-hour customer support and the ability to fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570